

PRESS RELEASE

FOR IMMEDIATE RELEASE

INVESTOR CONTACT: Carol Knies, 404.459.7653, cknies@homebanc.com
MEDIA CONTACT: Mark Scott, 404.459.7452, mscott@homebanc.com

HOMEBANC CORP. REPORTS RESULTS OF OPERATIONS FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006

ATLANTA, November 6, 2006 – HomeBanc Corp. (NYSE: HMB) ("HomeBanc" or the "Company"), a real estate investment trust ("REIT"), today reported the Company's consolidated results of operations for the three- and nine-month periods ended September 30, 2006.

Financial Highlights

- Estimated REIT taxable income available to holders of common stock of $14.7 million, or $0.26 per share, for the three months ended September 30, 2006;
- GAAP consolidated net loss attributable to holders of common stock of $2.4 million, or $0.04 per diluted share, for the three months ended September 30, 2006; the amounts give effect to the distribution of preferred dividends;
- REIT portfolio assets, comprised of mortgage loans held for investment (net) and securities available for sale and held to maturity, of $6.1 billion at September 30, 2006;
- Mortgage loan origination volume of $1.25 billion for the three months ended September 30, 2006; and
- New loan application volume of $1.38 billion for the three months ended September 30, 2006.

Patrick S. Flood, HomeBanc Chairman and CEO, said, "The Company's third quarter results reflect the continuation of adverse market conditions in the mortgage industry, specifically in relation to loan originations. As a result of current conditions, and our expectation that these conditions will continue into 2007, we accelerated and intensified our expense reduction initiatives during the quarter. We expect that these initiatives will have a significant impact on expenses in 2007."

Flood continued, "With adverse market conditions as a backdrop, we expect to elect not to operate our public company as a REIT in 2007. This decision will enable the organization to preserve book value in the short-term and to retain future earnings to grow book value in the long-term. In addition, our board of directors continues to consider and evaluate a wide range of strategic options all geared toward maximizing shareholder value."

Comparison of the Three Months Ended September 30, 2006 and 2005

- Total consolidated revenues increased $0.6 million, or 2%, to $32.2 million for the third quarter of 2006, from $31.6 million for the same quarter of 2005, due primarily to the growth in gain on sale of mortgage loans and a growth in net interest income on mortgage loans held for investment and investment securities;
- Net interest income after provision for loan losses was $19.2 million for the three months ended September 30, 2006, representing an increase of $1.0 million from $18.2 million for the same period of 2005;
- Net gain on sale of mortgage loans was $14.8 million during the period, or 113 basis points ("bps"), compared to $9.9 million, or 144 bps, in the same period of 2005;
- Total expenses decreased 4% from $34.9 million for the quarter ended September 30, 2005 to $33.6 million for the third quarter of 2006;
- Total expenses as a percentage of average assets decreased to .48% for the third quarter of 2006 from .65% for the third quarter of 2005; and
- Total consolidated GAAP net loss attributable to holders of common stock was $2.4 million for the quarter ended September 30, 2006, compared to a net loss of $0.8 million for the same period of 2005.

Comparison of the Nine Months Ended September 30, 2006 and 2005

- Total consolidated revenues increased $23.6 million, or 29%, to $104.1 million for the nine months ended September 30, 2006, compared to $80.5 million for the same period of 2005, due primarily to the growth in net interest income resulting from the increase in mortgage loans held for investment and investment securities;
- Total expenses increased 5% from $100.2 million for the nine months ended September 30, 2005 to $105.5 million for the same period of 2006;
- Total expenses for the nine months ended September 30, 2006 as a percentage of average assets decreased to 1.55%, compared to 2.19% for the same period of 2005; and
- Total consolidated GAAP net loss attributable to holders of common stock was $0.2 million for the nine months ended September 30, 2006, compared to a net loss of $12.0 million for the same period of 2005.

The Company's estimated REIT taxable income available to holders of common stock for the three- and nine-month periods ended September 30, 2006 was $14.7 million and $50.9 million, respectively. Estimated REIT taxable income available to holders of common stock, as defined in the following table, is a non-GAAP financial measure. Because of the REIT tax requirements on distributions, management believes that estimated REIT taxable income available to holders of common stock is an additional meaningful measure to evaluate our performance. The most comparable GAAP measure is net income (loss) attributable to holders of common stock, which reflects the impact of dividends on preferred stock. Estimated REIT taxable income available to holders of common stock should not be considered as a substitute for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. The Company uses estimated REIT taxable income available to holders of common stock as a basis for establishing the amount of dividends payable to holders of its common stock. The principal differences between net income (loss) attributable to holders of common stock and estimated REIT taxable income available to holders of common stock in the periods are intercompany gains or losses on the sale of loans from our taxable REIT subsidiary ("TRS") to HomeBanc that are excluded under GAAP in the Company's consolidated financial statements, amortization of those gains or losses, and the creation of mortgage servicing rights, which give rise to income under Statement of Financial Accounting Standards ("SFAS") No. 140 but are excluded from income for income tax purposes.

The following table presents a reconciliation of loss before income taxes to net loss attributable to holders of common stock and to estimated REIT taxable income available to holders of common stock for the three- and nine-month periods ended September 30, 2006:

($ in thousands)	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Loss before income taxes	$ (1,417)	$ (1,383)
Income tax benefit	(283)	(4,105)
Net (loss) income	(1,134)	2,722
Preferred stock dividend	(1,250)	(3,236)
Cumulative effect of change in accounting principle	-	270
Net loss attributable to holders of common stock	(2,384)	(244)
Taxable loss of REIT subsidiaries	30,676	76,047
Book/tax differences[1]	(13,289)	(20,839)
Income tax benefit	(283)	(4,105)
Estimated REIT taxable income available to holders of common stock[2]	$ 14,720	$ 50,859

(1) Consists of various transactions and balances that are treated differently for GAAP and income tax purposes, including both permanent and temporary differences. Common differences include intercompany gains or losses on the sale of loans from our TRS to HomeBanc Corp., which are excluded from income under SFAS No. 65, as amended, but are included in income for income tax purposes; the amortization of these intercompany gains or losses; and the creation of mortgage servicing rights, which give rise to income under SFAS No. 140 but are excluded from income for income tax purposes.

(2) We define estimated REIT taxable income available to holders of common stock to be estimated REIT taxable income calculated under the Internal Revenue Code of 1986, as amended, for purposes of the REIT distribution requirement, less dividends applicable to preferred stock. A REIT is required to distribute at least 90% of its REIT taxable income, which, in general, includes all dividends received from TRSs (generally, calculated without regard to the dividends paid deduction for distributions paid to REIT shareholders, and earnings retained by TRSs), plus 90% of net after-tax income from foreclosure property.

Revenues

Net interest income after provision for loan losses was $19.2 million for the three months ended September 30, 2006, an increase of $1.0 million from $18.2 million for the same period of 2005. This increase is primarily due to the growth in mortgage-backed securities ("MBS") held in our investment portfolio, along with the impact of derivative financial instruments. The Company's portfolio of loans held for investment and securities available for sale and held to maturity increased by 20% to $6.1 billion at September 30, 2006 from $5.1 billion at September 30, 2005 driven by the growth in MBS. The Company's net gain on sale of mortgage loans for the three months ended September 30, 2006 was $14.8 million, compared to $9.9 million for the same period of 2005. The Company sold $1.3 billion of loans during the three months ended September 30, 2006, compared to $0.7 billion during the corresponding 2005 period.

Origination Volume

The Mortgage Bankers Association Long-Term Mortgage Finance Forecast dated October 24, 2006 (the "MBA Forecast") predicted a 29% decline in total mortgage originations for the third quarter of 2006 as compared to the same period of 2005. Our total mortgage originations decreased by approximately 31% during the third quarter of 2006 compared to the third quarter of 2005.

The Company's decline in total originations during the period was driven primarily by two significant trends: first, significantly lower refinance activity as evidenced by a 51% decline during the third quarter of 2006 when compared to the same period of 2005 caused by higher interest rates and second, a significant down turn in home sales in its Florida market places. The Florida Association of Realtors' website estimated a 36% decrease in sales of existing homes during the third quarter of 2006 compared to the same period in the prior year.

According to Mr. Flood, "Our third quarter loan originations were greatly impacted by significant declines in refinance activities and by declines in Florida home sales during the period. While we expect these trends to continue into 2007, we also expect refinance volumes to grow as rates decline. We also expect that Florida real estate conditions will improve during 2007."

"We also continue our focus on geographic diversification, expecting to open Nashville, Tennessee in April 2007 and a second new store outside of our current footprint later in 2007. We expect these actions, combined with improving market conditions, to position us for improved loan originations in the second half of 2007 and a return to historical levels of loan origination growth in 2008," said Flood.

Investment Portfolio

The average balance of the total investment portfolio was comprised of average loans of $5.1 billion and average MBS available for sale and held to maturity of $1.5 billion for the three months ended September 30, 2006, compared to an average balance of loans of $5.0 billion for the three months ended September 30, 2005. The net interest margin was 1.22% for the three months ended September 30, 2006, compared to 1.48% for the same period of 2005. The decline in net interest margin is primarily due to the addition of MBS to the investment portfolio in 2006, which typically generate a lower net interest margin than mortgage loans held for investment. The duration gap for the portfolio as measured by the net interest reset period was estimated to be 0.9 months at September 30, 2006, compared to an estimated (1.7) months at September 30, 2005. During the quarter, $285 million of loans were repaid, representing an estimated annualized constant prepayment rate of 26%.

The following table presents the Company's net interest margin for the three-month periods ended September 30, 2006 and 2005:

$ in thousands	Average Balance	Revenue/ (Expense)	Estimated Annualized Rate/Yield	
Three months ended September 30, 2006				
Mortgage loans	$ 5,124,058	$ 77,908	6.10	%
Mortgage-backed securities	1,452,443	22,964	6.34	
Borrowings to finance mortgage loans	5,152,204	(75,759)	(5.82)	
Mortgage-backed security repurchase agreements	1,346,480	(19,486)	(5.74)	
Impact of derivative financial instruments		14,659	0.88	
Net interest margin		$ 20,286	1.22	%
Three months ended September 30, 2005				
Mortgage loans	$ 5,044,886	$ 69,328	5.45	%
Mortgage-backed securities	----	----	----	
Borrowings to finance mortgage loans	4,999,427	(50,790)	(4.03)	
Mortgage-backed security repurchase agreements	----	----	----	
Impact of derivative financial instruments		288	0.02	
Net interest margin		$ 18,826	1.48	%

During the quarter, the Company changed its estimation approach for amortizing into earnings amounts deferred in accumulated other comprehensive income ("AOCI") related to interest rate swaps that have been de-designated from cash flow hedging relationships and subsequently terminated. The total impact of this change in estimate upon net interest income was an increase of $3.5 million during the third quarter of 2006, $1.8 million of which would have been recorded prior to the third quarter of 2006 had this new estimation approach been previously followed. Separately, $1.3 million related to previous mark-to-market adjustments on derivative financial instruments that were intended to hedge certain interest payments was released from AOCI since these interest payments became probable to not occur, offsetting interest expense.

Loan Servicing

The Company serviced $7.7 billion of unpaid principal balance of loans, excluding loans held for sale, related to 37,626 mortgage loans at September 30, 2006, of which 22,999 loans were owned by the Company and 14,627 loans were serviced for third-party investors. The loan servicing portfolio carried a weighted average annual servicing fee of 0.323% at September 30, 2006. The mortgage loans held for investment by the Company on a unit basis had a 90-day or greater delinquency rate of 0.65%. The mortgage loans held for investment by the Company on an unpaid principal balance basis had a 90-day or greater delinquency rate of 0.62%, inclusive of loans in the foreclosure process and delinquent bankruptcy loans, at September 30, 2006.

Operating Highlights

($ in millions) Loan Originations:	Three Months Ended September 30, 2006		2005	% Change
Total originations	$	1,250	$ 1,807	(31) %
Purchase		1,017	1,330	(24)
Refinance		233	477	(51)
ARM		744	1,255	(41)
Fixed		506	552	(8)
Loans sold to third parties		1,312	690	90
Loan applications		1,378	1,978	(30)
Total strategic marketing alliances (SMA) - period end		212	230	(8)
Realtors		124	112	11
Builders		88	118	(25)
Total SMA locations - period end		243	278	(13)
Realtors		155	160	(3)
Builders		88	118	(25)

($ in millions) Loans Held for Investment:	As of September 30, 2006		December 31, 2005
Loans held for investment ("LHFI"), net	$	4,502	$ 5,449
Securities available for sale		1,375	111
Securities held to maturity		194	68
Total portfolio	$	6,071	$ 5,628
Portfolio composition - LHFI			
1-month interest-only ARMs		4.4 %	6.3 %
6-month interest-only ARMs		10.5	14.8
3-year fixed interest-only ARMs		11.2	11.3
5-year fixed interest-only ARMs		52.1	47.5
7-year fixed interest-only ARMs		17.1	14.2
10-year fixed interest-only ARMs		0.7	0.0
All other mortgage loans		4.0	5.7
Total		99.9 %	99.8 %
Average decision FICO score		724	723
Average loan to value (LTV)		77.7 %	79.8 %
Average combined loan to value (CLTV)		86.2 %	86.3 %
Geographic concentration (total portfolio):			
Florida		52 %	52 %
Georgia		42	42
North Carolina		5	5
Other		1	1

($ in millions)	As of		%
Loan Servicing:	September 30, 2006	December 31, 2005	Change
Total servicing portfolio (excluding loans held for sale at TRS)	$ 7,732	$ 6,463	20 %
Loans serviced for third parties	3,226	1,010	219
Loans serviced for REIT	4,506	5,453	(17)
Real estate owned (REIT and TRS)	6.2	2.0	
Weighted average service fee - securitized	0.373 %	0.294 %	
Weighted average service fee - third parties	0.284	0.358	
Weighted average service fee - all loans	0.323	0.305	
REIT portfolio delinquency of 90 days or more - per unit basis	0.65	0.27	
REIT portfolio delinquency of 90 days or more - unpaid principal balance basis	0.62	not available	

Important Note: Certain amounts in this press release have been rounded for presentation purposes. Calculations appearing herein are based on the actual underlying amounts and may vary from the calculations that would result from use of the rounded amounts. Delinquency data is reported using the MBA method.

Conference Call

The Company will be hosting a conference call at 10:30 a.m., Eastern time, on November 7, 2006. The conference call dial-in number is 800-949-8987 in the United States and Canada and 706-634-0965 from international locations. The conference call ID number is 9041606. You may also listen to the conference call at http://audioevent.mshow.com/311657/ and under the investor relations section of the HomeBanc website at www.homebanc.com. PowerPoint slides to accompany the conference call will be available on the Company's website under "Investor Relations – Financial/Statistical Information" and also on the Company's website under the "Investor Relations – Webcast Live" link. The Internet broadcast will be archived until November 21, 2006. A digital recording of the conference call will be available for replay approximately two hours after the call's completion and will be available for replay through November 14, 2006. To access this recording, dial 800-642-1687 or 706-645-9291 and enter conference call ID 9041606.

About our Company

HomeBanc Corp. is the parent company of HomeBanc Mortgage Corporation, a mortgage banking company that focuses on originating purchase money residential mortgage loans in the southeast United States. HomeBanc Corp. has made an election to be taxed as a REIT for federal income tax purposes for the year ending December 31, 2006. For more information about HomeBanc Corp., HomeBanc Mortgage or the Company's mortgage products, contact HomeBanc at www.homebanc.com.

Cautionary Notice Regarding Forward-Looking Statements

This press release may include forward-looking statements within the meaning and subject to the protection of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include among others, expectations regarding market conditions and loan origination trends in 2007 and 2008; expectations regarding the timing and impact of our expense reduction initiatives;

our expectation to elect not to operate our public company as a REIT in 2007 and the anticipated benefits of this change in our operating model; statements regarding evaluation of strategic alternatives; expectations regarding Florida market conditions; expectations regarding geographic expansion into new markets, including the timing of such expansion; expectations for improved loan originations in 2007 and 2008; our ability to successfully apply our business strategy, including, without limitation, our recent changes to that strategy; and our ability to successfully implement and realize the anticipated benefits from our expense reduction and origination growth initiatives.

Such forward-looking statements are based on information presently available to the Company's management and are subject to various risks and uncertainties, including, without limitation: risks related to our present intention to elect not to operate our public company as a REIT in 2007, including our ability to obtain all required approvals and consents to implement this change in our operating model; our ability to achieve the benefits we anticipate from our election not to operate as a REIT in 2007, our ability to successfully identify, consummate and realize the anticipated benefits of one or more strategic transactions or other corporate changes that we may pursue; risks related to our expense reduction initiatives, including our ability to realize the anticipated benefits from such initiatives; risks of changes in interest rates and the yield curve on our mortgage loan production, our product mix, our interest sensitive assets and liabilities, and our net interest margin; unanticipated changes in the our markets for mortgage loans, or the deterioration of economic and real estate market conditions in our markets, generally and in particular in our Florida markets; risks associated with expansion of our business, including expansion into new geographic markets, and/or introduction of new mortgage loan products; mortgage loan prepayment assumptions and estimated lives of loans and the estimates used to value our mortgage servicing rights; interest rate risks and credit risks of customers; loan loss experience and the rate of loan charge-offs; loss experience arising from alleged breaches of representations and warranties provided to buyers of mortgage loans sold; the failure of assumptions underlying the establishment of reserves for loan and contingency losses and other estimates including estimates about loan prepayment rates and the estimates used to value our mortgage servicing rights, and the estimates and assumptions utilized in our hedging strategy; risks in our ability to retain experienced loan officers; risks inherent in the application of our accounting policies as described in the footnotes to financial statements included in our filings with the SEC; risks of maintaining securities held available for sale whose value must be marked to market in our periodic financial statements; pricing pressure that could negatively impact gain on sale relative to the amount of loans sold; and the other risks and factors described in the Company's SEC reports and filings, including, without limitation, under the captions "Special Cautionary Notice Regarding Forward-Looking Statements" and "Risk Factors."

You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this press release, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise. This press release should be read in conjunction with the Company's financial statements and the footnotes thereto filed with the SEC including, without limitation, the financial statements and footnotes set forth in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006, which will be filed with the SEC by November 9, 2006.

HomeBanc Corp. and Subsidiaries
Condensed Consolidated Statement of Operations (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
	(Dollars in thousands, except per share data)			
Revenues:				
Net interest income:				
Interest income:				
Mortgage loans, including fees	$ 77,908	$ 69,328	$ 249,939	$ 168,231
Securities available for sale	19,759	—	30,364	—
Securities held to maturity	3,205	—	8,730	—
Total interest income	100,872	69,328	289,033	168,231
Interest expense:				
Short-term borrowings	(29,608)	(9,803)	(65,184)	(30,944)
Long-term borrowings	(50,978)	(40,699)	(153,322)	(90,605)
Total interest expense	(80,586)	(50,502)	(218,506)	(121,549)
Net interest income	20,286	18,826	70,527	46,682
Provision for loan losses	1,124	609	2,666	1,812
Net interest income after provision for loan losses	19,162	18,217	67,861	44,870
Net gain on sale of mortgage loans	14,777	9,910	32,994	30,445
Mortgage servicing income, net	(2,760)	185	(493)	(321)
Other revenue	982	3,248	3,729	5,472
Total revenues	32,161	31,560	104,091	80,466
Expenses:				
Salaries and associate benefits, net	16,162	15,791	50,002	46,249
Marketing and promotions	5,032	6,999	17,967	19,865
Occupancy and equipment expense	4,011	3,907	12,152	11,232
Depreciation and amortization	2,172	2,185	6,454	6,008
Minority interest	49	72	143	197
Other operating expense	6,152	5,940	18,756	16,621
Total expenses	33,578	34,894	105,474	100,172
Loss before income taxes	(1,417)	(3,334)	(1,383)	(19,706)
Income tax benefit	(283)	(2,551)	(4,105)	(7,723)
(Loss) income before cumulative effect of change in accounting principle	(1,134)	(783)	2,722	(11,983)
Cumulative effect of change in accounting principle, net of taxes of $171	—	—	270	—
Net (loss) income	$ (1,134)	$ (783)	$ 2,992	$ (11,983)
Net (loss) attributable to holders of common stock	$ (2,384)	$ (783)	$ (244)	$ (11,983)
Loss per share of common stock outstanding:				
Loss before cumulative effect of change in accounting principle				
Basic	$ (0.04)	$ (0.01)	$ (0.01)	$ (0.22)
Diluted	$ (0.04)	$ (0.01)	$ (0.01)	$ (0.22)
Cumulative effect of change in accounting principle				
Basic	$ —	$ —	$ 0.00	$ —
Diluted	$ —	$ —	$ 0.00	$ —
Net loss				
Basic	$ (0.04)	$ (0.01)	$ (0.00)	$ (0.22)
Diluted	$ (0.04)	$ (0.01)	$ (0.00)	$ (0.22)
Dividends declared per share of common stock outstanding	$ 0.26	$ 0.23	$ 0.52	$ 0.42
Weighted average shares of common stock outstanding:				
Basic	56,515,805	56,576,611	56,439,002	54,917,937
Diluted	56,515,805	56,576,611	56,439,002	54,917,937

HomeBanc Corp. and Subsidiaries
Condensed Consolidated Balance Sheet (Unaudited)

		September 30, 2006		December 31, 2005
		(Dollars in thousands, except per share data)		
Assets				
Cash	$	20,279	$	41,505
Restricted cash		123,541		15,744
Mortgage loans held for sale, net		345,788		195,231
Mortgage loans held for investment, net of allowance of $4,917 and $3,691, respectively		4,501,546		5,449,376
Mortgage servicing rights, net		38,286		10,088
Receivable from custodian		85,361		128,641
Trading securities		4,777		—
Securities available for sale		1,375,356		111,256
Securities held to maturity (fair value of $193,402 and $68,628, respectively)		194,412		68,425
Accrued interest receivable		23,356		18,284
Premises and equipment, net		45,402		41,672
Goodwill, net		39,995		39,995
Deferred tax asset, net		27,664		23,762
Other assets		76,372		108,733
Total assets	$	6,902,135	$	6,252,712
Liabilities and shareholders' equity				
Warehouse lines of credit	$	282,050	$	344,269
Aggregation credit facilities		320,599		118,685
Repurchase agreements		1,535,104		215,927
Loan funding payable		85,150		69,405
Accrued interest payable		10,951		6,039
Other liabilities		89,692		103,479
Collateralized debt obligations		4,087,227		5,026,598
Junior subordinated debentures representing obligations for trust preferred securities		175,260		51,547
Total liabilities		6,586,033		5,935,949
Minority interest		98		62
Shareholders' equity:				
Preferred stock — par value $.01; 25,000,000 shares authorized; 2,000,000 and 0 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively		47,992		—
Common stock — par value $.01; 150,000,000 shares authorized; 56,832,847 and 56,628,969 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively		568		566
Additional paid-in capital		303,895		336,225
Accumulated deficit		(54,593)		(57,585)
Treasury stock, at cost (43,840 and 6,647 shares at September 30, 2006 and December 31, 2005, respectively)		(352)		(69)
Unearned compensation		—		(1,546)
Accumulated other comprehensive income		18,494		39,110
Total shareholders' equity		316,004		316,701
Total liabilities and shareholders' equity	$	6,902,135	$	6,252,712

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